Exhibit 1.01

iRhythm Technologies Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2022 to December 31, 2022

This Conflict Minerals Report, ("Report"), of iRhythm Technologies Inc., (" the Company", “we” or “our”), for the period January 1, 2022 to December 31, 2022, ("the Reporting Period"), has been prepared pursuant to Rule 13p-1, ("Rule 13p-1" or "the Rule"), under the Securities Exchange Act of 1934, as amended. Rule 13p-1 was adopted by the Securities and Exchange Commission ("SEC"), to implement reporting and disclosure requirements for companies that manufacture or contract to manufacture products containing certain minerals specified in the Rule that are necessary to the functionality or production of those products as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 mandates SEC registrants to undertake certain reporting obligations whose manufactured products contain the following specified minerals, also referred to as “Conflict Minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

If we know or have reason to believe that any of the Conflict Minerals necessary to the functionality or production of our products may have originated in the Democratic Republic of the Congo (the “DRC”) and the adjoining countries (the “Covered Countries”), we must perform due diligence on the source and chain of custody of our Conflict Minerals.

As described in this Report, we are uncertain as to whether any of the 3TG present in our supply chain originated in the Covered Countries. Therefore, we performed a reasonable country of origin inquiry, ("RCOI"), to determine whether any of the 3TG in our products originated from the Covered Countries and were not from recycled or scrap sources. Based on the RCOI, we were unable to determine if some of our suppliers sourced 3TG from Covered Countries, and therefore, proceeded to conduct due diligence on our supplier base. We were not able to definitively determine whether the conflict minerals used in our products originated in the Covered Countries, or directly or indirectly financed or benefited any groups involved in armed conflict in the DRC Covered Countries.

Forward looking statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities) or these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in the Company’s most recently submitted Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Overview

We are a leading digital healthcare company that creates trusted solutions that detect, predict, and prevent disease. Our principal business is the design, development, and commercialization of device-based technology to provide remote cardiac monitoring services that we believe allow clinicians to diagnose certain arrhythmias quicker and with greater efficiency than other services that rely on traditional technology.

Each Zio System combines a wire-free, patch-based, 14-day wearable biosensor that continuously records ECG data with a proprietary cloud-based data analytic software to help physicians monitor patients and diagnose arrhythmias. Since receiving FDA clearance, we have provided the Zio Services to over six million patients and have collected over one billion hours of curated heartbeat data.

Since first receiving clearance from the FDA for our technology in 2009, we have supported physician and patient use of our technology and provided remote cardiac monitoring services from our Medicare-enrolled IDTFs and our qualified technicians. We have provided our Zio Services using our Zio Systems.

We currently manufacture our Zio Systems, including the Zio XT System, Zio Monitor System and Zio AT System at our facility in Cypress, California. We do not purchase 3TG Minerals from mines and instead rely on a small number of suppliers who provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry (“RCOI”) for the minerals contained in the materials which they supply to us.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted a RCOI for the reporting period from January 1, 2022 to December 31, 2022 to determine whether the 3TG Minerals necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.

We worked with our suppliers in order to determine whether 3TG Minerals were contained in the components we purchase from them. Our RCOI involved the following steps:
•We requested from each supplier a copy of their conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG Minerals;
•We requested from each supplier a completed Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) which asks for the disclosure of specified information regarding the inclusion of 3TG Minerals in the products supplied to us and the country of origin thereof. The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. Each CMRT received was evaluated for consistency, completeness, and accuracy.
•Where further inquiry was needed, we reviewed information available from other public sources regarding the use and country of origin of 3TG Minerals in a supplier’s products.

Due Diligence and Determination

Based on responses received, we determined that 3TG Minerals present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources. Of the suppliers surveyed, many completed the Responsible Minerals Initiative (RMI) Reporting Template. Many of our suppliers and their suppliers are not subject to Securities and Exchange Commission (“SEC”) regulation, and therefore, our ability to obtain information responsive to Rule 13p-1 requirements is subject to their cooperations. Of those who completed the RMI Reporting Template, they are unable to represent that 3TG from the processing facilities they listed had actually been included in components that they supplied to us. Further, based on the information provided by our suppliers, we believe that the facilities that may have been used to process the 3TG in our products include the smelters and refiners in various countries throughout the world, including but not limited to the following countries:

Andorra	Estonia	Malaysia	South Africa
Australia	France	Mexico	Spain
Austria	Germany	Netherlands	Sweden
Belgium	India	North Macedonia, Republic Of	Switzerland
Bolivia (Plurinational State of)	Indonesia	Peru	Taiwan, Province Of China
Brazil	Italy	Philippines	Thailand
Canada	Japan	Poland	Turkey
Chile	Kazakhstan	Russian Federation	United Arab Emirates
China	Korea, Republic Of	Rwanda	United States of America
Czechia	Kyrgyzstan	Singapore	Uzbekistan
Viet Nam
We do not have sufficient information to determine with specificity the countries of origin of the 3TG in our products or whether they are from recycled and scrap sources. The quality of responses we received from our surveyed suppliers continue to be varied. Many of the responses provided by suppliers via the RMI Reporting Template included the names of facilities listed by the suppliers as smelters or refiners. The responses submitted by suppliers that do not list at least one smelter for each 3TG claimed on the RMI Reporting Template are considered invalid, and we further investigated such responses by urging suppliers to resubmit the form and include smelter information. There are still suppliers that are unable to provide smelters or refiners used for the materials supplied to us.

As certain suppliers are unable to provide us with the information necessary to determine country of origin for 3TG at the product level, we are unable to make any formal determinations regarding the 3TG included in our products during the Reporting Period or to provide additional smelter and refinery names and country of origin of 3TGs at this time. While we are unaware of any sourcing of materials from Covered Countries, we will continue to work with our suppliers to obtain smelter information at the product level to, if possible, be able to fully make a determination.

Future Risk Mitigation Efforts

We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our supply chain management next steps may include, but are not limited to the following:

•engage with suppliers that provided incomplete responses or that did not provide responses for 2022 to help ensure that they provide requested information for 2023;
•continue to build transparency over our supply chain in accordance with Organization for Economic Co-operation and Development, (" OECD") Guidance;

•monitor and encourage the continuing development and progress of traceability measures of suppliers that indicated for 2022 that the source of 3TG was unknown or not determined;
•continue to refine our 3TG risk management strategy based on the results of our due diligence on products manufactured and procured in 2022;
•implement a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities;
•further focus on the analysis of supplier responses and maturing the Company’s due diligence efforts and procedures for suppliers that report to source from one or more of the Covered Countries, specifically at the smelter or refiner and component level; and
•engage with suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

Additional Information

This Form SD is publicly available at www.investors.irhythmtech.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

We do not have direct relationships with smelters and refiners with respect to conflict minerals and do not perform or direct audits of these entities within our supply chain. We support audits through our reliance upon the RMI process.